

April 18, 2012

Via E-mail
Mr. Teodor Klowan, Jr.
Chief Financial Officer
ThermoEnergy Corporation
10 New Bond Street
Worcester, MA 01606

> **Re:**   **ThermoEnergy Corporation**
> **Item 4.02 Form 8-K**
> **Filed April 13, 2012**
> **File No. 33-46104-FW**

Dear Mr. Klowan:

We have reviewed your Item 4.02 Form 8-K for compliance with the form requirements and have the following comment.

Please respond to this letter within five business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Item 4.02 Form 8-K filed April 13, 2012

1.   Please amend your Forms 10-Q for the quarters ended March 31, 2011, June 30, 2011 and September 30, 2011, to reflect the restatements to your financial statements, or tell us why you believe that an amendment to each quarterly report is not appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome at (202) 551-3865 or me at (202) 551-3769 if you have questions regarding this comment.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief